UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore – 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Principal Accounting Officer

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On October 12, 2012, Infosys announced that Mr. V. Balakrishnan, a member of the Company’s Board of Directors and the Company’s Chief Financial Officer, will step down from his position as Chief Financial Officer effective October 31, 2012. Mr. Rajiv Bansal, 40, who is currently the Company’s Vice President – Finance, will be promoted to the position of Chief Financial Officer of the Company effective November 1, 2012. Mr. Bansal has been the Company’s Vice President - Finance since July 1, 2007, and has been with the Company since 1999. During that time, he has served in various capacities in the Company’s Finance department. Prior to joining Infosys, Mr. Bansal was Finance Manager with Tata Technologies (I) Limited. Mr. Bansal received a B. Com (Hons.) from St. Xavier's College, Calcutta. He is an Associate Member of the Institute of Chartered Accountants of India and an Associate Member of the Institute of Cost & Works Accountants of India. Mr. Bansal's spouse has been employed with Infosys since August 1999 and is currently a Senior Project Manager.

The Company announced that Mr. V. Balakrishnan will continue as a member of the Board of Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ S. D. Shibulal

Date: October 16, 2012	S.D. Shibulal Chief Executive Officer